UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 25, 2026	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Notice of Availability of Report
2	Fighting Against Forced Labour and Child Labour in Supply Chains Act - 2025 Annual Report

Notice of Availability 2025 Supply Chains Report On January 1, 2024, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”) came into force. The Act requires the Company to report annually on the steps taken to prevent and reduce the risk that forced labour or child labour is used at any step of production of goods imported into Canada by CN and its subsidiaries. The Act requires the Company to provide our Supply Chains Report to shareholders, along with our annual financial statements. Notice-and-Access As described in the separate Notice-and-Access notice accompanying this document, the Company has opted to use the “notice-and-access” mechanism for delivery of our annual financial statements to our shareholders. In lieu of mailing physical copies of the annual financial statements to shareholders, the “notice-and-access” provisions allow Canadian companies to send shareholders a notice about how to access the statements online and how to request that a paper copy be sent to them. The Company has similarly decided to use “notice-and-access” as a means of delivering our Supply Chains Report to our shareholders. The use of notice-and-access allows for faster access to our Supply Chains Report, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. Although notice-and-access is being used as a means to deliver the Company’s Supply Chains Report to shareholders, it should be noted that our Supply Chains Report is not part of the proxy-related materials being delivered to shareholders in connection with the Company’s 2026 annual general meeting of shareholders and does not relate to any matter being voted upon by our shareholders at such meeting. Our Supply Chains Report is available electronically via the links mentioned in the next column. To receive a physical copy of our Supply Chains Report, please follow the instructions set out in this notice. How to Access our 2025 Supply Chains Report Our Supply Chains Report is available on our website (www.cn.ca/en/delivering-responsibly) and on SEDAR+ (www.sedarplus.com). How to Request a Paper Copy of our 2025 Supply Chains Report You may request a paper copy of our 2025 Supply Chains Report at no cost up to one year from the date the report was filed on SEDAR+ (on or about March 25, 2026) by contacting Computershare at postagm@computershare.com or by phone at 1-866-964-0492 (within North America) or 514-982-8714 (outside North America). A copy of our Supply Chains Report will be sent to you within ten (10) calendar days of receiving your request. Questions If you have any questions regarding Notice-And-Access, you can contact Computershare via their website (www.investorcentre.com/service) or by phone at 1-866-964-0492.

2025 Annual Report FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS

BUILDING ON A STRONG FOUNDATION

At CN, building on our existing Human Rights Policy and supply chain due diligence practices, we are taking action to identify and mitigate risks associated with forced labour and child labour.

About this Report

This report constitutes the annual report prepared by the CN Group (defined below) pursuant to Canada's *Fighting Against Forced Labour and Child Labour in Supply Chains Act* (the "**Act**").

The report is a joint report ("**Report**") made by Canadian National Railway Company ("CN") and Autoport Limited ("**Autoport**") for the financial year ended December 31, 2025 (the "**Reporting Period**").

It sets out the steps taken to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods imported into Canada by CN and its subsidiaries (including Autoport) other than TransX Ltd. (the "**CN Group**"). The Report is published annually to chronicle our ongoing journey to protect human rights and reduce the risk that forced labour or child labour is being used within CN Group's operations and supply chains.



READ MORE

The *Delivering Responsibly* section of our website provides online access to our complete sustainability reporting suite, including information about our Human Rights Policy, Code of Business Conduct, Supplier Code of Conduct, and Anti-Corruption Policy.

www.cn.ca/delivering-responsibly

PICTURED:
Elma, MB, Photo by CN employee **Ildar Noureev**
Cover: Edson Sub, AB, Photo by CN Employee **Tim Stevens**

TABLE OF CONTENTS

STEPS TO PREVENT AND REDUCE RISK	**02**
Our Actions to Prevent and Reduce the Risk of Forced Labour and Child Labour	02
OUR BUSINESS	**03**
CN Group's Structure, Activities and Supply Chains	03
POLICIES AND PROTECTIONS	**04**
Governance Manual	04
Human Rights Policy	04
Code of Conduct	05
Supplier Code	05
Procurement Policy	06
Whistleblower Protections	06
DUE DILIGENCE PROCESSES	**07**
Proactive Assessments to Investigate, Evaluate and Mitigate Potential Human Rights Issues	07
ASSESSING AND MANAGING RISK	**08**
Operations Analysis	08
Supply Chain Analysis	08
Third-party Risk Assessment	09
Remediation Measures	09
Training	09
Assessing Effectiveness	09
APPROVAL, ATTESTATION AND GLOSSARY	**10**
Board of Directors Statement	10
Glossary of Terms	10
CONTACT	**11**

CN FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS
2025 ANNUAL REPORT
01

In general terms, the CN Group took the following steps during the Reporting Period to prevent and reduce the risk of forced labour or child labour in its business and supply chains: Addressed certain governance and procurement gaps that had previously been identified by the steering committee, as outlined in this Report. The steering committee, comprised of management representatives from Legal, Procurement and Supply Management and Human Resources, previously reviewed the impact of the Act on the CN Group. It conducted a review and gap analysis of the CN Group’s mandates, policies, procedures and contractual clauses related to identifying and addressing risks of forced labour or child labour and promoting human rights within our business and supply chains. Supported the expanded mandate of the Governance and Sustainability Committee of the Board of Directors of CN to review and monitor human rights matters such as the risks of forced labour and child labour within the CN Group’s supply chains. Continued to monitor compliance with our updated Code of Business Conduct (“Code of Conduct”), Procurement Policy and Human Rights Policy, which apply to all our employees in Canada and the United States (“U.S.”). We continue to expect every third party we do business with, including consultants, agents, suppliers and business partners, as well as their respective employees, directors and officers, (collectively “Suppliers”) to obey the law and adhere to high ethical standards, including respecting human rights. Continued to monitor our Supplier Code of Conduct, which was previously updated to clarify that we expect our Suppliers to enforce their own supplier codes of conduct with their supply chain partners and for such codes to include similar obligations as the CN Group’s with respect to reducing the risk of forced labour and/or child labour. Continued to monitor significant tier 1 Suppliers on sustainability criteria, including human rights risks, through third-party cloud-based platforms. Conducted high-level due diligence assessments across the CN Group’s value chain to proactively identify, address, and mitigate potential human rights issues. Engaged with a third-party provider to assess the specific risks of forced labour and child labour in our top 135 tier 1 Suppliers of CN and top 35 tier 1 Suppliers of Autoport. Deployed an in-house questionnaire to survey the tier 1 Suppliers identified by the third-party provider as having moderate and high (previously called moderate high) risk. We designed the questionnaire to obtain information directly from the vendors to develop a better understanding of the potential areas of risk identified by the third-party assessment tool. A more precise re-assessment was made possible based on the additional information gathered. STEPS TO PREVENT AND REDUCE RISK Our actions to prevent and reduce the risk of forced labour and child labour in our operations and supply chains PICTURED: Glen Davidge, Locomotive Engineer in Kamloops, BC, follows CN’s Life Critical Rules to embed safe work practices and reduce risk in his daily functions. Added wording to our standard contract to require Suppliers to comply, if applicable, with the Act and all other applicable laws addressing slavery, human trafficking, and other forms of forced labour. Details of the above actions are set out in this Report. OUR BUSINESS POLICIES AND PROTECTIONS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY STEPS TO PREVENT AND REDUCE RISK 02 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2025 ANNUAL REPORT

STEPS TO PREVENT AND REDUCE RISK | OUR BUSINESS | POLICIES AND PROTECTIONS | DUE DILIGENCE PROCESSES | ASSESSING AND MANAGING RISK | APPROVAL, ATTESTATION AND GLOSSARY



OUR BUSINESS

CN Group's structure, activities and supply chains

Structure

CN was incorporated in 1919 by a special act of the Parliament of Canada and ceased to be a Crown corporation in 1995, becoming a publicly held corporation under the *Canada Business Corporations Act*. CN's common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange. CN is headquartered in Montreal, QC.

CN has several subsidiaries. The principal ones are incorporated in the U.S. In addition, CN has two Canadian wholly owned subsidiaries that are themselves reporting entities for purposes of the Act: Autoport and TransX Ltd. Autoport is based in Halifax, NS, and operates car transload facilities across Canada. TransX Ltd. is a Canada-wide logistics and trucking company based in Winnipeg, MB. For information regarding TransX Ltd., refer to its separately filed report, which will be filed on or before May 31, 2026.

Activities

The CN Group powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for our customers, which include exporters, importers, retailers, farmers and manufacturers. With our nearly 20,000-mile rail network and related transportation services, CN connects Canada's Eastern and Western coasts with the U.S. Midwest and U.S. Gulf Coast. We are committed to programs supporting social responsibility and environmental stewardship. The CN Group has an important role to play in enabling modern supply chains to contribute to economic prosperity and sustainable trade. Our comprehensive suite of services includes rail, intermodal, trucks, ships, bulk handling, transloading, and customs brokerage.

Supply Chains

The CN Group strives to collaborate with Suppliers who share our commitment to sustainability. Our Human Rights Policy was amended in 2024 to make it clear that it applies not only to all our employees, but also to every third-party we do business with, including consultants, agents, suppliers, and contractors.

Our main Suppliers provide a wide range of parts, materials and other products, which include:

- locomotives, rolling stock and spare parts;
- track and signalling materials;
- infrastructure construction materials;
- trucks and spare parts;
- information and technology products; and
- fuel.

To learn more, download CN's Investor Fact Book

BALANCED AND DIVERSE PORTFOLIO

2025 REVENUES BY COMMODITY GROUP
(% of total revenues of $17.3B)


22% Intermodal
21% Grain and fertilizers
20% Petroleum and chemicals
11% Metals and minerals
11% Forest products
6% Coal
5% Automotive
4% Other revenues

BROAD GEOGRAPHIC EXPOSURE

2025 REVENUES BY GEOGRAPHIC FLOW
(% of freight revenues of $16.7B)


37% Overseas
29% Transborder
18% Canadian domestic
16% U.S. domestic

2025 KEY STATISTICS

18,900
ROUTE MILES TRANSPORTING 300 MILLION TONS OF CARGO

23,839
TOTAL EMPLOYEES, OF WHICH 18,078 ARE UNIONIZED[1]

~7,500
ACTIVE SUPPLIERS

~99%
OF SPENDING IS WITH SUPPLIERS IN CANADA AND THE U.S.

(1) As at December 31, 2025

CN FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS
2025 ANNUAL REPORT
03

We believe that ethical conduct goes beyond compliance and resides in a comprehensive governance culture. Our commitment to prevent forced labour and child labour in our business and supply chains is underpinned by appropriate policies. In addition to regular reviews of our Code of Business Conduct (“Code of Conduct”) and onboarding integrity training, we publish and enforce our Corporate Governance Manual (“Governance Manual”), Supplier Code of Conduct (“Supplier Code”) and Human Rights Policy. We also maintain several methods for employees and third parties to anonymously report any concerns (see the Whistleblower Protections section on page 06 of this Report). Governance Manual As stated in our Governance Manual, the responsibilities of the President and Chief Executive Officer (“CEO”) include fostering a corporate culture that promotes human rights and ethical practices, encourages individual integrity, and fulfills social responsibility. Our Governance Manual describes the mandate of the Governance and Sustainability Committee of the Board of Directors of CN. The Committee is generally responsible for overseeing CN’s comprehensive sustainability framework. It is also responsible for reviewing and monitoring human rights matters that have the potential to affect CN and its supply chain (including forced labour and child labour). As such, the Committee receives reports from management, consultants, and others regarding CN’s supply chain structure, ethical sourcing practices and policies, forced labour and child labour due diligence processes, any remedial measures, and related risks. Human Rights Policy The CN Group recognizes the fundamental importance of human dignity and equality. We believe economic growth and social progress go hand in hand and, as such, we strive to provide a workplace that reflects these values. We are committed to protecting human rights through our operations and business relationships. This commitment is anchored by our Human Rights Policy, which draws on international standards and best practices, including the International Bill of Human Rights and the Declaration on Fundamental Principles and Rights at Work by the International Labour Organization (“ILO”). We also support the United Nations’ Guiding Principles on Business and Human Rights (“UNGPs”). In addition to the principles outlined below, our Human Rights Policy, which applies to all employees and Suppliers of CN, specifically prohibits the use of all forms of forced labour, including prison labour, indentured labour, bonded Safety Culture Embracing an uncompromising safety culture and implementation of a safety management system designed to minimize risk and drive continuous improvement. Inclusion Recognizing the importance of creating a safe work environment that welcomes the contributions and uniqueness of every employee to drive business success. Non-Discrimination Committing to providing a non-discriminatory, harassment-free work environment that extends to our dealings with Suppliers and contractors. Competitive Work Providing competitive working conditions, in conformity with the applicable requirements under local law and individual or collective employment agreements. Right to Associate Respecting the fundamental right of employees to associate with workers’ associations and unions, without fear of retaliation, to ensure our employees’ voices are heard at all levels of CN. Communication Striving to support local communities, including Indigenous rightsholders as well as other groups and areas, by maintaining open communications and being responsive to feedback. POLICIES AND PROTECTIONS We have comprehensive policies to protect human rights and prevent forced labour and child labour HUMAN RIGHTS PRINCIPLES Our Human Rights Policy sets out the broad principles through which CN commits to support the recognition of human rights. To learn more, download CN’s Governance Manual STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY POLICIES AND PROTECTIONS 04 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2025 ANNUAL REPORT

labour, military labour, modern forms of slavery, and any form of human trafficking. Employment of individuals below the minimum age permitted by local law is also strictly prohibited. Our Human Rights Policy makes it clear that the Policy applies to all our employees in Canada and the U.S. The Policy states that we expect every third party we do business with, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards, including respecting human rights. We monitor compliance with our Human Rights Policy in accordance with applicable internal assessment mechanisms, which we periodically review. External audits by independent third parties may be commissioned where required. We publicly report on our Human Rights Policy in our sustainability reporting. Code of Conduct The Code of Conduct establishes the values and expectations that underpin the ethical approach to business of CN. It applies to and details the standard of behaviour expected of all employees, directors, and officers of CN. The Code of Conduct describes our objective to ensure everyone working on our behalf adheres to the highest ethical standards. It addresses matters such as conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, human rights, compliance with laws, and reporting of any illegal or unethical behaviour. The Code of Conduct outlines the key responsibilities of our leaders to foster a culture that reflects our goals and standards. Each director, executive officer, and management employee must certify annually their compliance with the Code of Conduct. It mandates leaders to maintain a workplace where To learn more, download CN’s Code of Conduct employees feel comfortable voicing their concerns. Employees have a duty to report in good faith any real or potential violation of the Code of Conduct. We regularly review the Code of Conduct to ensure it continues to adhere to our core values of integrity and respect. We also ensure it remains consistent with industry standards and trends, including our commitment to the protection of human rights within our operations and supply chains. Management periodically reports to the Governance and Sustainability Committee of the Board of Directors of CN, which overseas human rights and ethical sourcing matters, on the implementation of the Code of Conduct and, as applicable, on any significant violation thereof. Yearly, the CN Ombudsperson presents a report that summarizes issues reported under the Code of Conduct to the Committee. Supplier Code Our Supplier Code extends the principles of our Code of Conduct and Human Rights Policy to our Suppliers. It affirms our commitment to working with Suppliers who share our commitment to being socially, ethically and environmentally responsible. The Supplier Code details our expectations of Suppliers regarding compliance with laws and ethical standards, human rights, health and safety, environment and climate change, Indigenous peoples and local communities, confidentiality and data protection, trade regulation, anti-bribery and anti-corruption, conflicts of interest, and competition. We require our Suppliers to adhere to the Supplier Code and/or applicable local laws, whichever standard is higher, when doing business with or on behalf of the CN Group. We continue to assess the robustness of the Supplier Code with respect to reducing the risk that forced labour and/or child labour is being used within our extended supply chains. To learn more, download CN’s Human Rights Policy and Sustainability Report PROHIBITING THE USE OF FORCED LABOUR AND CHILD LABOUR The Supplier Code explicitly prohibits the use of forced labour and child labour as follows: “Use of forced, bonded, compulsory labour or any form of modern slavery by the Supplier is strictly prohibited. This includes work or services not voluntarily performed that is exacted or coerced from a person under threat, force, or penalty, or threatened abuse of law or legal process. Suppliers are prohibited from engaging in or benefitting from any form of human trafficking. Workers must not be required, as a condition of employment, to make a deposit of, or surrender any government-issued identification, passports, work permits or any other documents necessary for free movement and termination of employment. Suppliers must not employ individuals below the minimum age permitted by local law and the core ILO standards, including ILO Convention 138. CN is committed to the elimination of the “worst forms of child labour” and Suppliers are strictly prohibited from using child labour in accordance with ILO Convention 182. Suppliers must allow their workers the right to leave work and freely terminate their employment within legal notice period requirements.” STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY POLICIES AND PROTECTIONS 05 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2025 ANNUAL REPORT

We expect Suppliers to implement our requirements in a manner that is appropriate and proportional to the nature and scale of their activities, the goods that they supply, and the services that they perform. The standards set forth in the Supplier Code operate as a benchmark for acceptable conduct. We expect our Suppliers, where applicable, to enforce their own supplier codes of conduct to their supply chains, with similar obligations as the CN Group’s. The CN Group expects Suppliers to maintain documentation to demonstrate their compliance with the Supplier Code in accordance with applicable laws and the terms of their supplier contract. Suppliers are expected to demonstrate compliance with the Supplier Code upon our request. We reserve and exercise the right to verify compliance with the Supplier Code, including through site visits and inspections by our personnel or designated agents. If a Supplier fails to comply with any aspect of the Supplier Code, we expect the Supplier to immediate notify us of the violation. Further, the Supplier is expected to implement corrective actions immediately to address any contraventions of the Supplier Code to the satisfaction of the CN Group. In the event of non-compliance with the Supplier Code, we may consider such event to be a breach of contract, which we may take into consideration when contracting with the Supplier in the future. Procurement Policy Our internal Procurement Policy defines the key principles, roles and responsibilities that apply to purchasing activities within the CN Group. We aim to conduct procurement activities in a manner that meets operational needs while maximizing opportunities to reduce environmental impact, enhance safety, drive positive social change, mitigate adverse human rights impacts, promote transparency, and otherwise engage Suppliers on our sustainability journey. Our cross-functional Sustainable Procurement Program focuses on integrating sustainability into our procurement process, which encompasses supplier selection, risk assessment, continuous improvement, and capacity building. Sustainability risk, including forced and/or child labour, is considered in the overall assessment of supplier risk. We incorporate sustainability factors into our Supplier selection criteria, including consideration of environmental stewardship, health and safety, ethical practices, and sustainable procurement. In alignment with our Indigenous Reconciliation Action Plan, additional consideration is given to Canadian Indigenous reconciliation activities as we aim to support traditionally under-represented groups, with a focus on Indigenous communities in Canada. Dedicated sustainability personnel provide guidance on sustainable procurement processes aligned with CN’s Delivering Responsibly strategy and Human Rights Policy and advise on sustainability opportunities and risks within the CN Group’s supply chain. Integrating Sustainability into Our Procurement Process The objectives of the Procurement Policy include promoting competition and fairness in the procurement process and considering sustainability criteria in managing supply chain risks and opportunities, including relationships with Suppliers. Our Procurement Policy refers to our Human Rights Policy and includes provisions related to the mitigation of adverse human rights impacts within our supply chains. Whistleblower Protections We have established robust whistleblower procedures, and our Human Rights Policy, Code of Conduct and Supplier Code all contain provisions encouraging anyone who becomes aware of a violation of a policy to speak up. The CN Group maintains several channels for employees, suppliers, and others to anonymously report concerns or potential misconduct. These include our Law Department, Human Resources Centre, CN Police Service, and CN Ombudsperson. We also have a confidential CN telephone hotline: 1-800-925-5974. To protect individuals who report violations or file a complaint, each policy prohibits retaliation against any person for reporting, in good faith, contraventions of the policy. Testifying, assisting, or participating in any manner in any investigation or hearing conducted by a government enforcement agency is also protected. We continue to assess the robustness of our whistleblower protections with respect to reducing the risk that forced labour and/or child labour is being used within our operations and supply chains. We are in the process of developing a stand-alone whistleblowing policy that will include breaches of human rights in our operations or supply chains as a reportable matter under the policy. To learn more, download the CN Group’s Supplier Code To learn more, download CN’s Indigenous Reconciliation Action Plan, or the IRAP 2025 Annual Report STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY POLICIES AND PROTECTIONS 06 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2025 ANNUAL REPORT 2025-2027 Indigenous Reconciliation Action Plan

The CN Group is committed to combatting forced labour and child labour in our operations and supply chains. We conduct high-level due diligence assessments across the CN Group’s value chain to proactively identify, address, and mitigate potential human rights issues. The CN Group has undertaken the following due diligence processes related to assessing risks in our supply chains: We use a custom questionnaire developed in-house by CN to screen selected Suppliers, prior to awarding business, for sustainability issues, including human rights. The Supplier responses are scored by dedicated sustainability personnel. While the questionnaire is not currently used by Autoport, we continue to progress toward using the questionnaire across the entire CN Group over the course of the next reporting period. We use third-party cloud-based platforms to enable us to identify, manage, and monitor the sustainability performance of our Suppliers and assess the specific risks of forced labour and child labour in our supply chains. At Autoport, only suppliers that are also significant Suppliers of CN are currently monitored through these platforms. We have deployed an in-house questionnaire to survey the tier 1 Suppliers identified by the third-party provider as having moderate and high (previously called moderate high) risk. We designed this questionnaire to obtain information directly from the vendors to develop a better understanding of the potential sustainability areas of risk identified by the third-party assessment tool. We have added a specific provision in our standard supplier contracts, which states our expectation that Suppliers must comply with the Act, where applicable, and all applicable laws addressing slavery, human trafficking, and other forms of forced labour. Suppliers must also warrant that neither they nor their subcontractors employ, use or otherwise benefit from involuntary or forced labour or labour that results from human trafficking. Supplier audits and periodic sustainability discussions that address human rights as well as forced labour and child labour are conducted with CN’s critical Suppliers. DUE DILIGENCE PROCESSES Proactive assessments to investigate, evaluate and mitigate potential human rights issues PICTURED: We are taking advantage of the rapid evolution in technology, analytics, and automation to proactively identify and address potential human rights issues in our supply chain. STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS POLICIES AND PROTECTIONS ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY DUE DILIGENCE PROCESSES 07 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2025 ANNUAL REPORT

OUR APPROACH TO MANAGING OPPORTUNITIES AND RISKS IN OUR SUPPLY CHAIN ASSESSING AND MANAGING RISK Evaluating and addressing the risk of forced labour and child labour in our business and supply chains We previously completed a review and gap analysis of CN Group’s current mandates, policies, procedures, |and contractual clauses as they relate to identifying, addressing, and promoting human rights within our business and supply chains. As a result of the gap analysis, we identified and implemented certain actions, including during the Reporting Period, to help us better assess and mitigate the risk that forced labour or child labour is used in our business or supply chains. These actions include updating our standard contracts to include a provision that our Suppliers must comply, where applicable, with the Act and all applicable laws as they relate to forced and/or child labour. We also added specifications in our Supplier Code of Conduct that Suppliers are expected to enforce their own supplier code of conduct to their suppliers, where applicable, including risk mitigation frameworks in relation to forced and/or child labour. Operations Analysis Given that our workforce is largely comprised of specialized unionized railroaders and office workers, we consider there is a low risk of forced labour or child labour in our direct operations. In addition, the entirety of the CN Group’s workforce is employed or contracted in Canada or the U.S., and the vast majority is employed or contracted directly by the CN Group, not through subcontractors. Supply Chain Analysis As the CN Group procures many goods and services from a broad range of industries, both domestically and internationally, we acknowledge a risk that forced labour and/or child labour may be used in our extended supply chain. We understand the importance of risk mitigation and relationship management throughout the procurement process, including compliance with the Act. To accomplish this, we adopt a multi-pronged approach to managing opportunities and risks in our supply chain, starting with how we select our Suppliers. We seek to gain visibility into our supply chain through the procedures established under our Procurement Policy and Sustainable Procurement Program, as well as screening our Suppliers on sustainability and Indigenous engagement criteria in Canada. We ask significant Suppliers to assess their sustainability performance through a third-party platform. To assess the ongoing sustainability performance of our Suppliers, since 2021, we have partnered with a third party that utilizes a cloud-based platform to help us identify, manage, and monitor the sustainability performance of our Suppliers. We use the sustainability platform to review and onboard critical and other high-spend Suppliers. Currently, critical Suppliers representing approximately 40% of CN’s addressable spend are monitored by the third-party platform. With respect to Autoport, only suppliers that are also significant Suppliers of CN are on the platform. CN utilizes sustainability platform scorecards, which consider country- and industry-specific sustainability risks, to monitor our Suppliers’ sustainability performance. We also use the scorecards to discuss any improvement areas or corrective actions highlighted based on the results of our risk framework. In conjunction with the sustainability platform, we leverage onsite audits and safety performance assessments to assess sustainability issues. In 2025, these assessments covered 92% of CN’s critical Suppliers. ~40% OF CN’S ADDRESSABLE SUPPLIER SPEND WAS MONITORED ON SUSTAINABILITY ISSUES 92 % OF CN’S CRITICAL SUPPLIERS WERE ASSESSED ON SUSTAINABILITY ISSUES 2025 Critical Supplier Screening Supplier Selection Supplier Performance Assessment Internal Capacity Building Supplier Audits STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS POLICIES AND PROTECTIONS DUE DILIGENCE PROCESSES APPROVAL, ATTESTATION AND GLOSSARY ASSESSING AND MANAGING RISK 08 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2025 ANNUAL REPORT

MEASURING SUPPLY CHAIN RISK FOR FORCED LABOUR AND CHILD LABOUR Third-party Risk Assessment During the Reporting Period, CN continued to use the services of a third party specializing in risk assessment that utilizes a platform to help us assess the specific risks of forced labour and child labour in our supply chains. This platform provides a risk score for Suppliers using weighted inputs of individual risk components based on country of operations, industry, products and adverse media reports. CN utilized this third-party platform in 2025 to conduct a risk assessment of its top 135 tier 1 Suppliers, representing approximately 70% of CN’s addressable spend. The results of the assessment classified approximately 69% of Suppliers as low risk, 27% of Suppliers as moderate risk, and 4% of Suppliers as high risk (previously called moderate high risk). No Suppliers were identified as elevated risk (previously called high risk). The 4% of Suppliers identified by the study as being high risk provide the CN Group with fleet, rail car, IT hardware, signals and telecommunication products. CN also utilized the platform in 2025 to conduct a risk assessment of the top 35 tier 1 Suppliers of Autoport, representing approximately 70% of its total spend. The results of the assessment classified approximately Remediation Measures The CN Group is committed to providing appropriate remediation measures, in a manner consistent with the UNGPs, where the CN Group has caused or contributed to adverse human rights impacts. However, as we have not identified any instances of suspected or actual forced labour or child labour in our business or supply chain, we have not had to take any measures to remediate any forced labour or child labour. Nor has it been necessary to remediate any loss of income to vulnerable families resulting from measures taken to eliminate the use of forced labour or child labour in our activities or supply chains. Training The CN Group deploys an online training course on its Code of Conduct as part of every new employee’s onboarding program. We require management employees to undergo training on the Code of Conduct every two years, with certification of compliance required annually from each director, executive officer, and management employee. In 2024, we provided training on the issues of forced labour and child labour to approximately 4,400 management employees through enhanced training on the Code of Conduct and Human Rights Policy. Refresher training will be rolled out in 2026. Assessing Effectiveness As described in this Report, the CN Group has introduced and implemented several measures to prevent and reduce these risks. However, to date, we have not assessed the effectiveness of these measures. 80% of Suppliers as low risk and 20% of Suppliers as moderate risk. No Suppliers were identified as high risk (previously called moderate high risk) or elevated risk (previously called high risk). During the Reporting Period, we deployed an in-house questionnaire to survey the tier 1 Suppliers identified by the third-party provider as having moderate risk and high risk (previously called moderate high risk) in the previous Reporting Period. The results of the assessment demonstrated that 100% of these Suppliers have a framework to manage forced labour and child labour. Approximately 70% of these Suppliers publish a forced labour and child labour report in accordance with their respective local legislative regime. The supporting documents provided by the Suppliers in response to the survey were uploaded to the third-party risk assessment platform to increase the Suppliers’ transparency scores, which increased by an average of 65%. While the questionnaire is not currently used by Autoport, we continue to progress toward using this questionnaire across the entire CN Group over the course of the next reporting period. CN TIER 1 SUPPLIERS (Level of Forced Labour and Child Labour Risk) W 69% Low Risk W 27% Moderate Risk W 4% High Risk W 0% Elevated Risk Based on a risk assessment of CN’s top 135 tier 1 Suppliers, representing approximately 70% of the addressable spend. AUTOPORT TIER 1 SUPPLIERS (Level of Forced Labour and Child Labour Risk) W 80% Low Risk W 20% Moderate Risk W 0% High Risk W 0% Elevated Risk Based on a risk assessment of Autoport’s top 35 tier 1 Suppliers, representing approximately 70% of the addressable spend. ~4,400 MANAGEMENT EMPLOYEES RECEIVED ENHANCED TRAINING ON HUMAN RIGHTS, INCLUDING THE ISSUES OF FORCED LABOUR AND CHILD LABOUR IN 2024 Human Rights Training To learn more, download CN’s Management Information Circular STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS POLICIES AND PROTECTIONS DUE DILIGENCE PROCESSES APPROVAL, ATTESTATION AND GLOSSARY ASSESSING AND MANAGING RISK 09 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2025 ANNUAL REPORT

APPROVAL AND ATTESTATION Board of Directors’ Statement This Report was approved pursuant to subparagraph 11(4)(b)(i) of the Act by the boards of directors of CN and Autoport. I make the above attestation in my capacity as a director of the board of directors of Canadian National Railway Company (the “CN Board”) for and on behalf of the CN Board. I have the authority to bind CN. TRACY ROBINSON Director and President and CEO of CN March 9, 2026 I make the above attestation in my capacity as a director of the board of directors of Autoport Limited (the “Autoport Board”) for and on behalf of the Autoport Board. I have the authority to bind Autoport. OLIVIER CHOUC Director and President and Secretary of Autoport March 9, 2026 Addressable Spend Includes goods and services purchased by CN’s Procurement and Supply Management (see list under Supply Chains on p. 03); excludes spending on utilities, interest, taxes, salaries and wages, etc. Critical Supplier A Supplier with annual spend greater than $25M and/or essential to CN operations. Extended Supply Chain Suppliers or subcontractors of CN’s Tier 1 Suppliers. Tier 1 Supplier Supplier from whom the CN Group purchases directly. Significant Supplier Tier 1 Supplier that has been identified as a critical Supplier, a high-spend supplier, a supplier deemed to have a substantial sustainability impact on our business, or a combination thereof. Transparency Score Score provided by the third-party risk assessment platform based on the documented framework of the Supplier to prevent and mitigate forced labour and child labour risk. Glossary of Terms PICTURED: Burbank, AB, Photo by CN Employee Nicholas Back STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS POLICIES AND PROTECTIONS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY 10 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2025 ANNUAL REPORT

We are committed to move forward on our journey to protect human rights and reduce the risk that forced labour or child labour are used in the CN Group’s business and supply chain. Employees, suppliers, and people in the community can make requests, report concerns, or disclose misconduct or potential wrongdoing through a variety of channels. These include our Law Department, Human Resources Centre, CN Police Service, and CN Ombudsperson, who plays an integral role in ensuring equitable resolution of concerns. We also have a confidential CN telephone hotline: 1-800-925-5974. We welcome comments, questions, and feedback on this Report. Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Email: Corporate.Secretary@cn.ca Telephone: 1-888-888-5909 Stay connected with CN: facebook.com/CNrail instagram.com/cnrailway x.com/CNRailway linkedin.com/company/cn www.cn.ca